LAND and BUILDINGS

APRIL 2025

NATIONAL HEALTH INVESTORS (NHI):
A GOVERNANCE CURE FOR A HEALTHIER FUTURE



www.NHIBoardRx.com



LANDANDBUILDINGS.COM

TABLE OF CONTENTS



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EXECUTIVE SUMMARY



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LAND & BUILDINGS OVERVIEW

DECADES OF EXPERTISE IN THE REIT INDUSTRY

- **Firm Background**
  - Land & Buildings Investment Management, LLC (together with its affiliates, “Land & Buildings”, “L&B”, “we” or “us”) is an SEC-registered investment advisor founded in 2008 and located in Stamford, Connecticut
  - Invests in the publicly traded shares of global Real Estate Investment Trusts (“REITs”) and real estate-related companies
- **Investment Strategy**
  - Long-term investment horizon
  - Invests primarily in companies with discounted valuations and high growth
  - Seeks to maintain and nurture constructive relationships with portfolio companies
  - Land & Buildings has completed over 40 active engagements with listed real estate companies since 2012
- **Real Estate**
  - Founder and Chief Investment Officer Jonathan Litt has been researching, analyzing, and investing in public and private real estate for over 30 years
  - Jonathan Litt was a number #1 ranked property analyst by Institutional Investors for a substantial portion of his 14 years at Citigroup, PaineWebber, and Salomon Brothers





Note: Logos are protected trademarks of their respective owners and Land & Buildings disclaims any association with them and any rights associated with such trademarks.

L&B HAS BEEN A CONSTRUCTIVE PARTNER



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NHI HAS REFUSED TO MEANINGFULLY ENGAGE WITH L&B ON POTENTIAL GOVERNANCE SOLUTIONS OR NEW DIRECTORS

NHI never meaningfully consulted with Land & Buildings on any of the reactive governance tweaks or director appointments the Company made, preferring instead to act unilaterally while ignoring L&B and other shareholder input

- L&B's two cooperation agreements in 2024 with manufactured housing REIT Sun Communities (SUI) and healthcare REIT Ventas (VTR) are clear examples of our ability work constructively in sourcing highly qualified, independent directors



Ventas Appoints Theodore Bigman and Joe V. Rodriguez, Jr. to Board of Directors



Sun Communities, Inc. Appoints Jerry Ehlinger and Craig Leupold to Board of Directors

Source: SUI and VTR company filings; Land & Buildings' research and views. Logos are protected trademarks of their respective owners and Land & Buildings disclaims any association with them and any rights associated with such trademarks.

L&B   5



COMPANY OVERVIEW

NHI
NATIONAL HEALTH INVESTORS
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UNDERVALUED SENIOR HOUSING REIT WITH SUBSTANTIAL UPSIDE POTENTIAL

National Health Investors, Inc. ("NHI" or the "Company") owns a portfolio of healthcare properties consisting primarily of independent, assisted and memory care communities, entrance-fee communities, and skilled nursing facilities

- One of only three public REITs with a majority of its income derived from senior housing facilities (Ventas and Welltower are the other two)
- Income primarily generated from triple net leases with substantial rent coverage, creating a durable, predictable income stream with upside upon lease expirations
- Skilled nursing tenant National Healthcare Corp. ("NHC") is 16% of rents and has 60%+ estimated upside to market rent at 2026 expiration
- Senior housing operating (SHOP) platform is forecasted to generate 13.5% 2025 same-store NOI growth and comprise up to 10% of total NOI for the Company by year-end

Majority Senior Housing: 64% of Total NOI





Other 5%
Skilled Nursing 31%
Senior Housing 64%

Source: Company filings, www.nhireit.com



EXECUTIVE SUMMARY

NHI NATIONAL HEALTH INVESTORS
NHIBoardRx.com

SHAREHOLDERS DESERVE A BOARD FREE FROM CONFLICTS OF INTEREST THAT CAN FINALLY MAXIMIZE VALUE

- **Shareholders cannot trust the NHI Board – conflicts of interest have led to meaningful underperformance and undervaluation in our view**
  - NHI has persistently underperformed relevant peers, leading to a 50% multiple discount to Senior Housing REIT Peers Ventas (VTR) and Welltower (WELL)
  - Egregious, shareholder-unfriendly governance practices have allowed Robert Adams, Jimmy Jobe, and other conflicted directors to run roughshod over shareholders with their dual loyalties between NHI and NHC and "country club" style Board
  - NHI has failed to attract institutional investors – we believe due to poor corporate governance – resulting in a weaker cost of capital to grow, while Senior Housing REIT Peers have meaningfully outperformed and grown exponentially over the last 25 years
- **Urgency given pending major lease renewal and large acquisition pipeline – shareholders can address underperformance NOW**
  - <u>Now is a critical time to improve stewardship</u> as NHI is currently negotiating a major lease renewal with NHC which is 16% of rents; fair market rents are likely 60%+ higher than current rents based on a recent comparable lease transaction and strong rent coverage
  - NHI likely to acquire $1 billion or more of senior housing assets over the next 12 - 24 months, with likely significant implications for shareholder value creation
- **L&B's nominees will bring true independence and renewed accountability to the NHI boardroom, if elected**
  - Jim Hoffmann and Adam Troso have the expertise and qualifications we believe to maximize value for all shareholders, ensure true arms length negotiations with NHC, oversee major capital allocation decisions, and help turn NHI from an "orphan REIT" to a best-in-class company

L&B believes our independent and exceptionally qualified nominees, Jim Hoffmann and Adam Troso, are the right individuals to help realize NHI's true potential – <u>free from conflicts of interest</u>

Source: Company filings and other publicly available information on NHI and NHC directors; Land & Buildings' research and views.

L&B 7

NHI HAS CONSISTENTLY AND PERSISTENTLY UNDERPERFORMED



NHI BOARD HAS FAILED TO DELIVER FOR SHAREHOLDERS

NHI's total shareholder return ("TSR") has substantially underperformed the Healthcare REIT Index, its Proxy Peers, and its Senior Housing REIT Peers on a consistent and persistent basis over nearly all time periods during the trailing ten years

- L&B believes the Senior Housing REIT Peers are the most relevant peer set given the Company's portfolio is 64% senior housing net operating income (NOI) and only two other healthcare REITs have comparable exposure (VTR and WELL)
- TSR data through February 18, 2025, the day prior to L&B's public announcement of its director nominations

NHI Trailing Total Shareholder Return Underperformance	10 Years	9 Years	8 Years	7 Years	6 Years	5 Years	4 Years	3 Years	2 Years	1 Year
vs. Healthcare REIT Index	11%	-7%	-16%	-29%	-20%	-12%	-10%	22%	-7%	-8%
vs. Proxy Peers	-31%	-58%	-49%	-61%	-38%	-30%	-26%	-8%	-17%	-1%
vs. Senior Housing REIT Peers	-52%	-83%	-83%	-102%	-68%	-61%	-71%	-19%	-42%	-27%

Source: Bloomberg; Notes: Healthcare REIT Index defined as FTSE NAREIT Health Care Property Sector Total Return Index; Proxy Peers as defined in 2023 Company Proxy Statement March 24, 2023 (most relevant of recent proxy peer sets in our view) and 4Q24 Supplemental; Senior Housing REIT Peers defined as Welltower (WELL) and Ventas (VTR); All pricing and return data as of February 18, 2025, the day prior to L&B's press release announcing its two director nominations, unless otherwise specified.

PLAYING GAMES WITH PROXY PEERS



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NHI CHANGING PROXY PEERS TO MAKE ITSELF LOOK BETTER IN OUR VIEW

Since we began our engagement with the Board, the Board has continually changed its proxy peer company comparison to exclude strong performing Senior Housing REIT Peers and include inferior performing companies outside of the healthcare space to improve its relative performance







2023 Proxy Peers

- Welltower
- Sabra Health Care REIT, Inc.
- CareTrust REIT
- LTC REIT
- Omega
- Ventas

2024 Proxy Peers

- Sabra Health Care REIT, Inc.
- LTC REIT
- CareTrust REIT

2025 Proxy Peers

- LTC REIT
- Sabra Health Care REIT, Inc.
- National Healthcare Properties
- CareTrust REIT
- Healthcare Realty
- Community Healthcare Trust
- Terreno
- American Healthcare REIT
- LXP
- EPR Properties
- Broadstone Net Lease, Inc.
- Global Medical REIT
- Easterly Government Properties Inc
- Sila Realty Trust
- NetSTREIT

Source: Company filings; Note: National Healthcare Properties is unlisted and not included in 2025 Proxy Peer TSR calculations. Logos are protected trademarks of their respective owners and Land & Buildings disclaims any association with them and any rights associated with such trademarks.

NHI MOST COMPARABLE TO SENIOR HOUSING REIT PEERS



NHI'S MAJORITY SENIOR HOUSING PORTFOLIO ONLY HAS TWO CLOSE PEERS

NHI is a senior housing REIT and should be valued like one and compared to other senior housing REITs

- Ventas (VTR) and Welltower (WELL) are the only two healthcare REITs aside from NHI that have a majority of their net operating income (NOI) from senior housing properties (private pay assisted living and independent living)

- Performance and valuation of a REIT is most dependent on its property type and governance – *not its size*

- NHI's valuation has likely been impaired by the conflicts between NHC and NHI not the make up of its portfolio. Net lease senior housing likely served them relatively well during the challenging moments in senior housing and they are well positioned to reap the rewards from net lease properties as the leases are reset to market at expiration.

- Don't be fooled by NHI's proxy which claims it has outperformed, as NHI prefers to compare itself to mostly irrelevant peers with different property types while using a cherry-picked arbitrary end date (12/31/24)



	WELL	NHI	VTR	LTC	SBRA	OHI	DOC	CTRE	ARE	HR	SILA
Senior Housing Exposure (% of NOI)	68%	64%	53%	43%	31%	24%	9%	5%	0%	0%	0%

Source: Company filings and other publicly available information on NHI and peers; Land & Buildings' research and views.

L&B 10

GOOD GOVERNANCE REQUIRES CHANGE



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WE BELIEVE THE COMPANY'S CONFLICTED NOMINEES ARE THE WRONG CHOICE



Robert Adams

TERRIBLY CONFLICTED FINANCIALLY & SOCIALLY

- ✗ Has been Chairman of NHC, one of NHI's largest tenants, since 2009 and was at NHC for 51 years, including 32 years on the Board and 12 years as CEO, currently age 78

- ✗ Board is populated with conflicted directors with direct ties to Robert Adams, including Charlotte Swafford (former SVP at NHC) and Jimmy Jobe (ex Board member at NHC predecessor)

- ✗ Owns approximately $45M of NHC stock, more than his ownership of NHI stock

- ✗ Brother Andrew Adams owns $71M of NHC stock and was Chair of NHI from 1991 to 2024 and was CEO of NHC until 2004



Jimmy Jobe

LACKS TRUE INDEPENDENCE AND OVER-TENURED

- ✗ Local tax accountant in Murfreesboro, TN focused on healthcare facilities and wealthy individuals – *there has been no disclosure about outside business relationships with Mr. Adams, other directors, NHI or NHC*

- ✗ Has served on NHI Board for 12 years, overseeing substantial underperformance, and was previously on the board of the predecessor to NHC, overlapping with Mr. Adams (never served on any other public co. board)

- ✗ Oversaw years of egregious governance as Chair of Nominating & Corporate Governance Committee

- ✗ Was not placed on the Special Committee of Non-Interested Directors to negotiate NHC lease – a clear admission by Board he lacks independence, in our view

Source: Company filings and other publicly available information on NHI and NHC directors; Land & Buildings' research and views.

L&B



SHAREHOLDERS CANNOT TRUST THE BOARD TO MAXIMIZE VALUE

NHI NATIONAL HEALTH INVESTORS
NHIBoardRx.com

TRULY INDEPENDENT DIRECTORS ARE NEEDED TO OVERSEE CRITICAL NHC LEASE NEGOTIATION PROCESS

As Chair of NHC and director of NHI, Adams is once again on both sides of the negotiating table – how can shareholders expect this time to be any different?

- Adams role as Chair of NHC and board member of NHI gives him significant access to property-level data that other NHI directors do not have and compromises his independence despite him not being on the NHI Special Committee
- Given his conflicted position, Adams cannot be trusted to prioritize the interests of NHI's shareholders
- Our concerns were validated when in 2022 when Adams approved a lease renewal that was overwhelmingly favorable to NHC, to the detriment of NHI shareholders
- Similarly, Jobe is also not on the NHI Special Committee, underscoring the Board's apparent view that he lacks independence to be in this process

NHI shareholders deserve a truly independent Board that will put their interests first



NHC
ROBERT ADAMS
NHC CHAIR
NHI
ROBERT ADAMS
NHI DIRECTOR
NHI
JIMMY JOBE –
NOT INDEPENDENT

Source: Company filings and other publicly available information on NHI and NHC directors; Land & Buildings' research and views.

L&B

12



INSTILLING TRUE INDEPENDENCE IN THE BOARDROOM

L&B'S HIGHLY QUALIFIED NOMINEES WOULD BRING MUCH NEEDED INDEPENDENCE AND EXPERTISE



Jim Hoffmann

EXPERT REIT INVESTOR AND ANALYST

- ✓ Universally respected REIT investor and analyst at top REIT-dedicated investment funds
- ✓ Former Partner and Senior Vice President of Wellington Management Company LLP, one of the largest REIT dedicated investors in US
- ✓ Extensive experience on REIT boards undergoing significant governance enhancements and strategic change
- ✓ Positioned to immediately help NHI improve its governance, gain credibility with investment community, and provide management with a shareholder perspective, if elected



Adam Troso

REIT ADVISOR AND EXECUTIVE FOR 25+ YEARS

- ✓ Proven independence, dealmaking acumen, and experience advising REIT boards on capital markets and governance issues, including related party transactions
- ✓ Former Managing Director at J.P. Morgan and Greenhill in Real Estate Investment Banking, where he advised on tens of billions of dollars of capital markets transactions across healthcare and other REIT sectors
- ✓ Current real estate executive specializing in the acquisition and strategic transformation of self-storage
- ✓ Positioned to immediately help NHI improve its governance, ensure independence in the NHC lease negotiation, and enhance capital allocation oversight, if elected

Source: Land & Buildings' research and views.

WHAT HOFFMANN AND TROSO WOULD SEEK TO DO FROM DAY ONE



COLLABORATE WITH THE BOARD TO HELP MAKE NHI A BEST-IN-CLASS REIT

 Modernize governance policies free from conflicts of interest

 Ensure NHC lease value is maximized

 Enhance capital allocation oversight and accelerate growth

 Broaden institutional appeal to close valuation gap

Source: Land & Buildings' research and views.

URGENT CHANGE REQUIRED – SHAREHOLDERS CANNOT TRUST THIS BOARD



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URGENCY IS REQUIRED GIVEN ONGOING MAJOR LEASE RENEWAL

NHI NATIONAL HEALTH INVESTORS
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INVESTORS DESERVE BETTER GOVERNANCE AHEAD OF CRITICAL NHC LEASE NEGOTIATIONS

NHC 2024 rent represented 16% of total Company rent and there is likely 60%+ upside to fair market rent levels

- Resetting the NHC rent to market levels could likely increase NHI total FFO/share 12% or more
- Conflicts and interlocking relationships, including some NHI directors possessing significant investments in and connections to NHC, give us no confidence that directors Adams and Jobe will act in shareholders' best interests
- Significant value could be destroyed permanently if current Board is allowed to dictate renewal terms, in our view

Former NHR Director (NHC Predecessor)
JIMMY JOBE
Former NHC SVP/Treasurer
CHARLOTTE SWAFFORD
NHC
NATIONAL HEALTHCARE CORPORATION
NHC Chairman and Former CEO
ROBERT ADAMS
NHC Director and Former Chairman
ANDREW ADAMS

Time for change is now – NHC lease renewal expected to be finalized this year!



Source: NHI and NHC SEC filings; Land & Buildings' research and views.

L&B 16

CURRENT LEASE TERMS PLAINLY LOPSIDED IN FAVOR OF NHC



NHC HAS TAKEN ADVANTAGE OF NHI FOR DECADES WHILE BOARD STOOD IDLY BY

Adams, Jobe and the remaining Board we believe cannot be trusted to maximize the value of the NHC lease extension given demonstrated track record of value destruction:

1) **Base rents declined in most recent lease extension**
   - In 2022, NHI extended its lease with and set the <u>base rent to decline each and every year of the 2022 - 2026 extension</u>
   - Base rent declines were set despite substantial corporate rent coverage of 3.61x at year-end 2021 and NHC profits (excluding COVID-19 government funds) likely at a nadir following the pandemic while percentage rents were merely a hope certificate
   - Any prior asset sales should not still be lowering base rent in 2025 and 2026

2) **Adams appears to have used his information advantage to the detriment of shareholders**
   - As Chairman of NHC, Robert Adams knows the profitability of each of the properties NHC leased, however, this information is not disclosed to NHI, a highly irregular provision in the lease that has prevented fair negotiations for decades

3) **2026 base rent set below 2007 rent levels**
   - <u>Don't take our word for it</u> – base rents are below levels of the 2007 negotiated rent of $33,700,000, an absurdity even incorporating some modest sales over the years of weaker performing assets; are shareholders to believe NHI is getting a fair deal, and that Adams and Jobe are best representing their best interests?



MASTER AGREEMENT TO LEASE

between

NATIONAL HEALTH INVESTORS, INC., Landlord

and

NATIONAL HEALTHCORP L.P., Tenant

Dated: October 17, 1991

One-sided lease dates back over 30 years

Year	NHC Annual Base Rent
2022	$34,250,000 ↓
2023	$34,075,000 ↓
2024	$32,625,000 ↓
2025	$32,225,000 ↓
2026	$31,975,000 ↓

Source: Company filings

NHC LEASE — SUBSTANTIAL UPSIDE OPPORTUNITY



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CARETRUST TRANSACTION WE BELIEVE ILLUSTRATES POTENTIAL 60% RENTAL LIFT

Substantial upside to NHC lease as indicated by high rent coverage (4.1x corporate coverage) disclosed in NHI filings corroborated by recent large-scale acquisition and lease signing

- In October 2024, CareTrust (CTRE) announced a $500 million acquisition of 31 skilled nursing facilities with 3,290 beds in 30 facilities located in Tennessee and 1 in Alabama

- CareTrust lease equated to nearly $13,678 per bed in annual rent, 64% higher than the 2024 disclosed NHI rent per bed for the NHC assets, a majority of which are also located in Tennessee

- Leasing the NHC properties at a similar rate would add approximately $25.6 million or more to NHI's annual FFO ($0.55/share), equating to 12% upside to 2025 Company FFO guidance

- **Management frequently cited this transaction in sell-side/investor meetings as an appropriate comp and highly indicative of upside**

- <u>The conflicted Board appears to have hijacked management's view</u> of the comparability of the CTRE lease, as NHI's proxy materials opposing our nomination has labeled the above analysis "clearly flawed"

Source: NHI, NHC, and CareTrust SEC filings; Land & Buildings' research and views.

L&B 18



NHC LEASE – SUBSTANTIAL UPSIDE OPPORTUNITY (CON'T)

NHI NATIONAL HEALTH INVESTORS
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CARETRUST TRANSACTION ILLUSTRATES POTENTIAL 60% RENTAL LIFT

CTRE October 2024 Transaction	
Purchase Price	$500,000,000
Lease Yield	9.0%
Rent	$45,000,000
Licensed Beds	3,290
Rent/Bed	**$13,678**
NHI Lease to NHC	
2024 Base Rent	$32,650,000
2024 Percentage Rent	~$7,200,000
2024 Straight Line Rent	~$200,000
2024 Revenue (Rent)	$40,016,000
Beds(1)	4,807
Rent/Bed	**$8,325**
Implied Rent Increase	**FFO/Share**
Additional Rent per bed	$5,353
Additional Rent	$25,733,240
NHI Diluted Shares	46,800,000
FFO/Share	$0.55
2025 FFO Guidance	$4.63
Increase to NHI FFO	**12%**



CARETRUST REIT

CareTrust REIT Announces Updated Investments Pipeline of $700 Million Including Agreement to Acquire $500 Million Portfolio in Southeast by Year End

October 29, 2024

SAN CLEMENTE, Calif.--(BUSINESS WIRE)-- CareTrust REIT, Inc. (NYSE:CTRE) announced today that, together with a joint venture partner, it has entered into a binding agreement to acquire a portfolio of skilled nursing facilities for a purchase price of approximately $500 million. The portfolio consists of 31 skilled nursing facilities and a total of 3,290 licensed beds, with 30 of the facilities located in Tennessee and 1 in Alabama. The acquisition is subject to customary closing conditions, and there can be no assurance that the transaction will close in the anticipated timeframe, or at all. The Company anticipates that the transaction will close in the fourth quarter of 2024.

Source: NHI, NHC, and CareTrust SEC filings; Land & Buildings' research and views. (1) A small minority of the beds are senior housing.

L&B 19

MAJOR CAPITAL ALLOCATION DECISIONS NEED OVERSIGHT


NHI
NATIONAL HEALTH INVESTORS
NHIBoardRx.com

WE BELIEVE CURRENT BOARD IS NOT QUALIFIED AND CANNOT BE TRUSTED TO OVERSEE BILLIONS IN POTENTIAL ACQUISITIONS

$1 billion in potential acquisitions over the next 12 – 24 months further drives the need for urgent change on the Board

- With a lack of private competition to buy senior housing assets, we believe NHI has a window to create meaningful shareholder value through external growth

- We forecast the Company may acquire upwards of $1 billion of senior housing properties over the next 12 – 24 months – *a more than 25% increase in gross assets* – increasing earnings power (FFO/share) by nearly 10%

- Better governance should lead to an improved cost of capital and further enhance the potential earnings and NAV accretion

- We are deeply concerned by the lack of real estate and capital markets expertise on the Board to properly evaluate such large-scale transactions

> **Jim Hoffmann and Adam Troso would bring the background and expertise in real estate investment analysis and dealmaking that is sorely lacking on the Board**

Financial Strength Positions NHI for External Growth

- Leverage well within 4.0 – 5.0 net debt to adjusted EBITDA range
- Significant investment capacity on revolver and ATM
- Closed $258.7 million in 2024/2025 YTD investments, $152.3 million in signed LOIs, and a $190.0 million pipeline



NHI IS A SENIOR HOUSING REIT AND SUBSTANTIALLY UNDERVALUED



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NHI SHOULD BE VALUED AS SENIOR HOUSING REIT

NHI NATIONAL HEALTH INVESTORS
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POOR GOVERNANCE AND LEGACY DECISION-MAKING HAVE SEVERELY HURT VALUATION IN OUR VIEW

NHI has operating metrics that closely resemble those of Ventas and Welltower, however NHI is valued half as much as its peers because of poor governance and an ill-informed board, including:

- ✘ A highly conflicted governance structure with overlapping Board members with one of their largest tenants NHC – these Board members have an incentive to keep rents low at NHI stockholders' expense
- ✘ A staggered Board, which has disenfranchised shareholders (and agreeing to declassify only following our involvement)
- ✘ NHC lease historically serving as an anchor on growth
- ✘ Board's apparent unwillingness to acquire or increase exposure to senior housing operating portfolio (SHOP) assets
- ✘ Smaller size and slower external growth, hampered by the Company's weaker cost of capital due to the above governance issues, historically limiting its ability to drive earnings accretion through acquisitions

Key Metric	NHI	VTR	WELL
AFFO Multiple	14x	24x	35x
Senior Housing Exposure (% of NOI)	64%	53%	68%
Leverage (Net Debt/EBITDA)	4.1x	6.0x	3.5x
2025e Consensus FFO Growth	6%	7%	12%

Source: Bloomberg, NHI, VTR, and WELL SEC filings; Land & Buildings' research and views.

L&B 22

NAREIT HEALTHCARE INDEX IS A POOR COMP



NHI NATIONAL HEALTH INVESTORS
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NHI APPEARS TO BE IGNORING THE SIGNIFICANT DIVERSITY ACROSS HEALTHCARE REAL ESTATE

NHI's preferred peer group – FTSE NAREIT Equity Health Care Index – is comprised almost exclusively of REITs whose primary property type is NOT senior housing

Medical Office/Life Science/Hospital



Healthpeak
PROPERTIES
Sila
realty trust
HEALTHCARE
REALTY
ALEXANDRIA.
MPT
Medical Properties Trust

Skilled Nursing/Integrated Care





SABRA
HEALTH CARE REIT, INC
OMEGA
American
Healthcare
REIT
LTC
REIT
CARETRUST
REIT

Senior Housing

Well
tower
VENTAS
NHI
NATIONAL HEALTH INVESTORS

Source: Company filings; Note: Companies with equity market capitalization under $1 billion excluded.


NHI'S SMALLER SIZE THAN SENIOR HOUSING PEERS IS REFLECTIVE OF BOARD'S FAILURES

NHI's smaller size than VTR/WELL appears indicative of Board's failures – *not a valid reason why these peers are poor comps*

- 25 years ago, NHI, WELL, and VTR were all remarkably a similar size
- NHI's weaker cost of capital, lack of multiple expansion, and poor Board oversight has not allowed it to grow earnings or through acquisitions to the magnitude of its Senior Housing REIT Peers
- Lack of enterprise growth has caused significant concentration risk, with NHI's top 3 tenants still comprising nearly 50% of total NOI
- NHI's enterprise value has only grown by ~9x over the past 25 years while VTR has grown ~36x and WELL ~105x



NHI Enterprise Value Has Failed to Grow Alongside Senior Housing REIT Peers

NHI HAS UNTAPPED POTENTIAL



WE SEE 50%+ POTENTIAL UPSIDE TO THE STOCK NEAR-TERM

We believe NHI is an attractive investment and a "diamond in the rough" among REITs given its:

1) Undervaluation at 14x 2025e AFFO, severely discounted to VTR/WELL

2) Well-covered 5% dividend yield and a strong balance sheet

3) Senior housing ("SHOP") growth potential

4) Accretive acquisition opportunities that can be enhanced through better governance

5) Material upside in under-rented portfolios which can be maximized with a more independent board

6) Potential for multiple years of double-digit earnings growth, meaningfully ahead of consensus

We believe NHI has well more than 50% upside simply by increasing the NHC rent to market and closing half the multiple gap to Senior Housing REIT peers

Source: Company filings and other publicly available information on NHI and NHC directors; Land & Buildings' research and views.

SENIOR HOUSING THE SILVER WAVE IS FINALLY HERE



CLEAR RUNWAY FOR SEVERAL YEARS OF OUTSIZED GROWTH FOR THE SECTOR

> The megatrend of an aging US population has hit an inflection point with the 80+ population growing 4.4% in 2023, 9x faster than the US population overall

> With the oldest Baby Boomers now hitting their late 70's, that growth rate is forecasted to accelerate through at least 2030

>> New senior housing construction starts are down 75% from peak and near GFC levels

>> These anemic development pipelines are leading to just ~1% of annual net new deliveries, with that pace set to move lower still

80+ US Population Growth Surging



Senior Housing Starts Down 75%



Source: US Census Bureau and Welltower; Land & Buildings' research and views.



NHI DEEPLY DISCOUNTED TO SENIOR HOUSING REIT PEERS

NATIONAL HEALTH INVESTORS
NHIBoardRx.com

NHI UNDERVALUATION HAS WIDENED TO CHEAPEST LEVELS EVER

NHI Multiple Has Not Expanded With Senior Housing Peers



35.0x
30.0x
25.0x
20.0x
15.0x
10.0x
5.0x
Jun-13
Apr-14
Feb-15
Dec-15
Oct-16
Aug-17
Jun-18
Apr-19
Feb-20
Dec-20
Oct-21
Aug-22
Jun-23
Apr-24
WELL/VTR Avg. Multiple
NHI AFFO Multiple

Historically Wide Discount to Senior Housing REIT Peers



4.0x
2.0x
0.0x
-2.0x
-4.0x
-6.0x
-8.0x
-10.0x
-12.0x
-14.0x
-16.0x
Jun-13
Apr-14
Feb-15
Dec-15
Oct-16
Aug-17
Jun-18
Apr-19
Feb-20
Dec-20
Oct-21
Aug-22
Jun-23
Apr-24
NHI AFFO Multiple Spread to WELL/VTR Average

Source: Bloomberg; Note: Based on price to consensus forward 12 months AFFO estimates.


DECISIVELY REVERSING THIS TREND WILL HELP CLOSE THE VALUATION GAP TO PEERS

Poor Board oversight and legacy decisions led to disappointing earnings trends, in our view

- NHI had to restructure numerous leases and reduce rents amid the pandemic as poor underwriting of legacy acquisitions led to underperformance

    - A substantial amount of rent deferrals and abatements led to low rent collection and numerous negative surprises, lasting long after senior housing fundamentals had bottomed

- High floating rate debt impaired earnings

    - Company entered the most recent Fed tightening cycle with 30% of its debt variable, poorly positioned for higher interest rates

- NHI endured significant pain on the way down despite its more resilient net lease structure and is now missing out on potential upside due to its limited SHOP exposure



NHI FFO/Share Consensus Expectations Have Only Recently Bottomed



NHI IS UNINVESTABLE FOR MANY INSTITUTIONAL INVESTORS

NHI NATIONAL HEALTH INVESTORS
NHIBoardRx.com

CONFLICTS AND POOR GOVERNANCE WE BELIEVE HAVE MADE NHI AN "ORPHAN REIT"

Top REIT Mutual Funds	Ticker	Shareholder
Cohen & Steers	CSCIX	✗
Principal	PRCEX	✓
Fidelity	FRIOX	✗
Nuveen	FARCX	✗
Invesco	IARCX	✗
T. Rowe Price	TRREX	✗
Neuberger Berman	NRECX	✗
American Century	ARYCX	✗
Duff & Phelps	PHRCX	✗
Blackrock (active mgmt)	BCREX	✗
New Age Alpha	GURCX	✗
CBRE	CRARX	✗
John Hancock	JABIX	✗

Top Extel/II REIT Analysts	Coverage
1) Evercore ISI	✗
2) Citi	✗
3) Bank of America	✓

Top Independent REIT Analyst	Coverage
Green Street	✗

Source: Bloomberg, https://www.reit.com/investing/reit-funds; Note: Data available as of March 31, 2025, Actively managed funds included with AUM in excess of $200 million

L&B 29

COUNTRY CLUB STYLE BOARD WITH A DEEPLY CONNECTED WEB OF INTERLOCKS



www.NHIBoardRx.com



WEB OF INTERLOCKING RELATIONSHIPS PERMEATES BOARD

NHI NATIONAL HEALTH INVESTORS
NHIBoardRx.com

A DECADES-LONG HISTORY OF DIRECTOR CONNECTIONS BEYOND THE BOARDROOM

Land & Buildings seriously questions whether the majority of "independent" NHI directors, including Robert Adams and Jimmy Jobe, can faithfully execute their fiduciary duties to shareholders given their longstanding professional/personal relationships and clear conflicts of interest

A deeply connected web is plainly visible across:

- ✘ Educational backgrounds (e.g., Middle Tennessee State)
- ✘ Employment histories (e.g., NHC)
- ✘ Financial entanglements (e.g., banking/accounting relationships)
- ✘ Residency (Murfreesboro, TN)



No More Country Club Boards

Source: Company filings and other publicly available information on NHI and NHC directors, weddingwire.com (Stones River Country Club in Murfreesboro, Tennessee); Land & Buildings' research and views.

L&B 31

CLOSE TIES AND PROXIMITY COMPROMISE INDEPENDENCE

NHI NATIONAL HEALTH INVESTORS
NHIBoardRx.com

Map of Murfreesboro, TN



NHI (National Health Investors)
17 min
5.2 miles
NHC Headquarters
National HealthCare Corporation
Jobe Hastings & Associates
NHI Headquarters
Jobe Hastings & Associates (Jimmy Jobe's Accounting Firm)
Middle Tennessee State University
Ascension St Thomas Rutherford
Demos' Restaurant
Toot's Broad Street
Oaklands Mansion
Catholic Church
Crossings at Hazelw
SCOTTLAND ACRES
Visionworks Doctors of Optometry
West Fork Stones River
Earth Experience - Middle Tennessee...
Costco Wholesale
Bradyville Pike
Medical Center Pkwy

NHC IS AT THE CENTER OF THE WEB OF INTERLOCKS

NHIBoardRx.com


Former NHR Director
(NHC Predecessor)
JIMMY JOBE
Former NHC
SVP/Treasurer
CHARLOTTE SWAFFORD
NHC
NATIONAL HEALTHCARE CORPORATION
NHC Chairman and
Former CEO
ROBERT ADAMS
NHC Director and
Former Chairman
ANDREW ADAMS

Source: Company filings and other publicly available information on NHI and NHC directors; Land & Buildings' research and views.

ADAMS AND JOBE — NEIGHBORS



NHIBoardRx.com

ADAMS AND JOBE WORK AND LIVE A STONE'S THROW FROM EACH OTHER

NHC headquarters is conspicuously located right down the road from Jobe's accounting firm, a 4-minute drive

- Robert Adams and Jimmy Jobe's residences, according to our research, are located a 10-minute drive apart in Murfreesboro, TN *(not pictured to preserve privacy)*
- Robert Adams' brother Andy Adams (former Chairman of NHI and NHC director) and Director Charlotte Swafford (former SVP Treasurer at NHC) both also live in Murfreesboro, TN



Source: Company filings and other publicly available information on NHI and NHC directors, Google; Land & Buildings' research and views.



UNIVERSITY TIES RUN DEEP AT NHI

NATIONAL HEALTH INVESTORS
NHIBoardRx.com

ADAMS FAMILY'S FAVORITISM TO MTSU APPEARS PLAIN TO SEE



MIDDLE TENNESSEE STATE UNIVERSITY

The NHI Board has historically been populated disproportionately, in our view, by directors who attended Middle Tennessee State University (MTSU)

- The Adams family, including Robert Adams, are major donors to MTSU, having earned *Regents' Award for Excellence in Philanthropy*, the university's "highest honor recognizing the unique contributions of select friends, alumni and supporters"
- Robert Adams, Andy Adams, Jimmy Jobe, and Bob Webb all attended Middle Tennessee State University





MIDDLE TENNESSEE
STATE UNIVERSITY.
MTSU NEWS
MAGAZINES
RESEARCH
STUDENT VOICE
EVENTS
GRADUATION
ALERTS
INFO FOR MEDIA
Adams family, Hendrix honored for much-appreciated support





BOARD TREATMENT OF JOBE HIGHLIGHTS HIS CONFLICTS

NHIBoardRx.com

JOBE'S COMMITTEE PLACEMENTS ARE TELLING

Jobe was removed as Chair of the Nominating & Corporate Governance Committee in May 2024 "after concerns raised by certain stockholders, including L&B" *– a clear admission by the Board, in our view, of his lack of qualification and true independence*

Nominating & Corporate Governance Committee (Chair)

Jobe was not placed on the Special Committee of Non-Interested Directors which is directly responsible for the NHC lease negotiations – *an admission by the Board, in our view, that he is not a "disinterested" director and is compromised by his relationship with Adams/NHC*





Special Committee of Non-Interested Directors

Source: Company filings; Land & Buildings' research and views.



MR. JOBE'S SPECIFIC RELEVANT EXPERIENCE IS A STRETCH

NATIONAL HEALTH INVESTORS
NHIBoardRx.com

TENURE AND ACCOUNTING BACKGROUND NOT A MATCH FOR WHAT BOARD NEEDS

NHI apparently has trouble explaining exactly what Mr. Jobe adds to the Board

National Health Investors, Inc. Highlights Steps Taken To Deliver Stockholder Value

Company Release - 4/8/2025

James R. Jobe

Mr. Jobe has extensive institutional knowledge as he has served on the Board of NHI since 2013 and previously served as an independent director on the board of NHR until its merger with NHC in 2007. He is a partner in the accounting firm of Jobe, Hastings & Associates where he provides accounting and consulting services primarily to the healthcare and long-term care industries. Mr. Jobe is the only active CPA currently on the NHI Board and his specialty focus on tax accounting is valuable to NHI as we are organized to comply with highly specific REIT tax rules. In December 2024, he was appointed as the chair of the Compensation Committee, which subsequently engaged a third-party compensation consultant which we believe will lead to better alignment in our executive and Board compensation. Mr. Jobe is also a member of the Audit Committee.

- NHI cites Jobe's long tenure ("institutional knowledge") and affiliation with NHC/NHR as positive (not negative) attributes
- NHI cites Jobe's "specialty focus on tax accounting is valuable to NHI as we are organized to comply with highly specific REIT tax rules" as the critical expertise he provides the Board, but NHI has been a public REIT for decades complying with REIT rules, has limited exposure to segments that would complicate REIT compliance, and Jobe isn't a REIT accountant

We believe the Board needs directors who can provide management oversight, capital allocation guidance, and strategic decision-making, not help with the basics of maintaining REIT tax status

Source: Company filings; Land & Buildings' research and views.



BETTER INVESTMENT OVERSIGHT IS NEEDED

NATIONAL HEALTH INVESTORS
NHIBoardRx.com

LACK OF INVESTMENT AND PUBLIC MARKETS EXPERTISE ON BOARD NOT SOLVED BY CHAPIN AND TODD IN OUR VIEW



Robert Chapin's unilateral appointment to the NHI Board, hand-picked by the current conflicted Board, is not sufficient to fill the need for better capital allocation oversight

- Mr. Chapin's appointment appears to us as purely reactionary – *a blatant attempt to circumvent shareholder input and accountability* – and follows our attempts to work constructively with the Board to prevent a costly and distracting proxy contest
- We believe he is inferior to our nominees given his background is focused in non-traded REITs, an ethically dubious segment of real estate known for its high fees, lack of transparency, and misaligned incentives where managers are primarily compensated for growing assets, not for investment performance
- When Land & Buildings spoke with Mr. Chapin prior to his appointment, he was not aware of many of the governance issues at NHI, including the conflicts of interest at the Board level with NHC



Candice Todd's experience is private markets focused and appears to overlap more with Jobe than with either of the Land & Buildings nominees

- Ms. Todd's most relevant experience – and the one highlighted by NHI – was her role as Chief Financial Officer for Morgan Stanley Real Estate Investments, including the Prime Property open-end funds, where according to Morgan Stanley she was responsible for "capital structure and REIT compliance"
- Her background appears much more focused on accounting and compliance than on investment oversight and would appear duplicative to Jobe's specific accounting background, albeit at a larger scale and likely more relevant to a public REIT than Jobe's narrow experience
- Additionally, she lacks the deep background in public markets investment analysis that Mr. Hoffmann and Mr. Troso bring in spades

Source: Company filings, Morgan Stanley Prime Property Fund; Land & Buildings' research and views.

L&B 38

RICH COMPENSATION MAY COMPROMISE DIRECTORS



NHI NATIONAL HEALTH INVESTORS
NHIBoardRx.com

DIRECTOR COMPENSATION OUTSIZED AT EXPENSE OF EXECUTIVES AND NHI SHAREHOLDERS

NHI directors Adams and Jobe were awarded total compensation that is significantly higher than similarly-sized healthcare REITs, potentially compromising their independence

- Annual director compensation for Adams and Jobe was more than 35% above the average director compensation at similar sized healthcare REITs: CareTrust REIT (CTRE), LTC Properties (LTC), and Sabra Health Care REIT (SBRA)
- Board members may be loathe to dissent when they are the highly compensated
- The compensation generosity stops in the Boardroom as NHI's executive officers are among the lowest paid, with CEO compensation less than half of similarly sized healthcare REITs, illustrating the misguided priorities of the Board
- Jimmy Jobe is Chair of Compensation Committee

Directors	Average Annual Director Compensation Trailing 4 Years (2021 – 2024)	Average Annual CEO Compensation Trailing 4 Years (2021 – 2024)
National Health Investors (NHI)	$296,000	$2.4 million
CareTrust REIT (CTRE)	$224,000	$5.8 million
LTC Properties (LTC)	$201,000	$4.8 million
Sabra Health Care REIT (SBRA)	$214,000	$7.0 million

+39%

-59%

Source: NHI, LTC, CTRE and SBRA SEC filings. Note: 2021 is the first full year of Robert Adams' tenure; SBRA 2025 Proxy Statement not filed as of April 21st, 2025 and not included in the above analysis

L&B 39



NEW CHAIR HAS BANKING RELATIONSHIP WITH NHI

NHI
NATIONAL HEALTH INVESTORS
NHIBoardRx.com

COMPANY IS CLIENT OF ROBERT MCCABE'S TENNESSEE-BASED BANK

As Chair, Mr. McCabe has significant influence on capital allocation and balance sheet decisions the Company makes that could benefit his bank (Pinnacle) at the expense of NHI shareholders

Pinnacle Financial Partners

Pinnacle is the holding company for Pinnacle National Bank, the largest bank in the Nashville market area. NHI's local banking transactions are conducted primarily through Pinnacle National Bank. Mr. McCabe, the Chair of our Board, is chairman of the board of directors of Pinnacle and, based upon the advice of our legal counsel, our banking relationship with Pinnacle National Bank is not prohibited by law or regulation.

In addition, Pinnacle National Bank participates in our senior unsecured credit facility. The credit facility is provided by Wells Fargo, as Administrative Agent, the Swingline Lender and the Issuing Bank, with Pinnacle National Bank as a participating bank. Pursuant to the credit agreement related to this credit facility, Pinnacle National Bank committed to fund a maximum of $60.0 million of the credit facility. Our Board has reviewed these relationships between the Company and Pinnacle National Bank and determined that Mr. McCabe remains an independent director in compliance with the NYSE rules.

We believe Mr. McCabe is compromised by this relationship and that it is emblematic of the old boy's network mentality that has permeated this Board for decades

SHAREHOLDER FRUSTRATION CONTINUES TO BUILD



NATIONAL HEALTH INVESTORS
NHIBoardRx.com

WEAK SUPPORT AT RECENT ANNUAL MEETINGS SHOWS LACK OF SHAREHOLDER CONFIDENCE

The Board has failed to proactively address shareholder concerns

- Shareholders showed a lack of confidence in Jobe at the 2022 Annual Meeting – the last time he was up for election given the classified Board structure
- Charlotte Swafford and Robert Webb also received low support at the 2024 Annual Meeting even though it was an uncontested election
- The Board's reactive governance changes only occurred following our involvement in a transparent attempt to appease stockholders ahead of a potential election contest

Nominee	Votes For	Votes Against	Abstentions	% Support
James R. Jobe (2022)	22,881,451	8,796,483	838,920	70.4%
Charlotte A. Swafford (2024)	20,745,812	10,365,642	936,101	64.7%
Robert T. Webb (2024)	19,211,271	11,890,320	945,964	59.9%

Source: Company filings; Land & Buildings' research and views.

CONTINUED POOR GOVERNANCE



NHIBoardRx.com

GOVERNANCE CHANGES REFLECT A BOARD DETERMINED TO PROTECT ITSELF AT ALL COSTS

Expedited Board Appointment (2022)

- ISS raised concerns regarding the Board's lack of racial and ethnic diversity in 2022 and recommended against Jobe's election
- In the following weeks, the Board moved quickly to appoint a racially diverse director in a last-minute attempt to reverse the ISS recommendation

Special Meeting Provision Adoption and Removal (2023)

- In 2023, the Board unilaterally adopted a bylaw amendment that would force shareholders calling a special meeting to bear the costs of preparing and mailing a notice of meeting
- ISS recommended against the re-election of Nom & Gov committee member Robert McCabe, Jr. in response
- The Board removed the provision in a swift U-turn just six days later – resulting in an updated recommendation for McCabe

The entrenched NHI Board has shown that its commitment to governance is highly conditional and reactive. The Board needs directors committed to taking proactive measures to improve NHI.

Source: Company filings; ISS Proxy Research Reporters (2022, 2024); Land & Buildings' research and views.



GOVERNANCE CHANGES INSUFFICIENT AND PURELY REACTIVE

NHI NATIONAL HEALTH INVESTORS

NHIBoardRx.com

TOO LITTLE, TOO LATE AND ONLY DRIVEN BY L&B PUBLIC ENGAGEMENT IN OUR VIEW

Governance actions fall well short of what we believe is needed to fix the broken governance at NHI

Director resignations are insufficient

- The deeply concerning influence of Andrew Adams and Robert Webb were not solved by their exits given directors Robert Adams, Jimmy Jobe and Charlotte Swafford all share similar backgrounds and conflicts to the departing directors

Special Committee of Non-Interested Directors cannot be trusted to act impartially

- Shareholders cannot be confident that the Special Committee's decisions are free from influence due to the pervasive conflicts of interest across the Board

Board declassification is a thinly veiled delay tactic

- With a majority of NHI directors not up for election until at least 2026, after the NHC renewal is expected to be inked, NHI is successfully dragging their feet until after a long-term lease has been signed

Source: Company filings; Land & Buildings' research and views.

REACTIVE GOVERNANCE CHANGES ARE HALF MEASURES



NHIBoardRx.com

NHI Governance Remains Worst in Class	Reality
Have not permanently opted out of Maryland Unsolicited Takeover Act ("MUTA")	Majority of REITs have opted out of MUTA which allows the Board to unilaterally classify itself, among other shareholder-unfriendly measures
Board term limits and retirement age requirements – failed to implement despite promise in 2024 to explore	In November 2024, buried and codified in their updated *Corporate Governance Guidelines* that the Board does not believe director term limits or a fixed retirement age are "appropriate"
Lack of Board engagement	Over the course of L&B's engagement, L&B has not spoken directly with Robert Adams, Andrew Adams, or Charlotte Swafford; Jimmy Jobe participated in one call where he was silent
Lack of Board responsiveness	Multiple of L&B's private letters over the past year-plus have been met with silence and no direct responses from Board

NHI seems focused on doing the bare minimum to appear responsive to shareholders' interests, not on making meaningful governance improvements that will enhance value and promote accountability

Source: Company filings; Land & Buildings' research and views.



VIRTUAL-ONLY ANNUAL MEETING UNUSUAL FOR NHI

NHI NATIONAL HEALTH INVESTORS
NHIBoardRx.com

WHAT IS THE COMPANY TRYING TO HIDE?

NHI will hold a virtual-only Annual Meeting this year for the first and only time outside of the COVID-19 pandemic

- NHI Board appears unwilling to risk hearing direct feedback from shareholders
- NHC will be holding an in-person 2025 Annual Meeting so Robert Adams is clearly treating one of his companies different from the other



NHI NATIONAL HEALTH INVESTORS

222 Robert Rose Drive
Murfreesboro, TN 37129

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

To Our Stockholders:

We cordially invite you to attend the 2025 annual meeting of stockholders of National Health Investors, Inc. ("NHI" or the "Company"). The annual meeting will be conducted as a virtual only meeting at www.cesonlineservices.com/nhi25_vm on Wednesday, May 21, 2025, at 1:00 p.m. CDT. There is no physical location for the annual meeting. The annual meeting is being held for the following purposes:

Source: Company filings; Land & Buildings' research and views.

POOR GOVERNANCE WELL-DOCUMENTED BY SELL-SIDE



NATIONAL HEALTH INVESTORS
NHIBoardRx.com

BOARD'S CONFLICTS OF INTEREST CLEAR AS DAY TO WALL STREET ANALYSTS

*"**The Adams Family:** We have been covering NHI since the days of its clear conflicts of interest with SNF operator, NHC. The master lease that currently covers 35 facilities represents ~30% of NHC's total platform, and hence, this is a very important negotiation for both parties. This lease is NHC's only leverage, and quite obvious to us, is paying rent well below market -- the original lease was signed in 1991, when few were watching. Today's corporate-level rent coverage of ~3.5x probably equates to ~2.5x on a four-wall basis…L&B's primary focus is to ensure an untainted Board in this process, many of which have maintained a soft spot for NHC given their personal and professional interests."*

"A Fire has been Litt"
Rich Anderson (Wedbush), March 17th 2025

Source: Wedbush Securities

"Occasionally an activist engages with a company and the company sees the error of their ways and makes the appropriate changes to remedy the situation. This is not that. As L&B states, this is the company "doing the bare minimum to appear responsive to shareholders' interests, not on making meaningful governance improvements that will enhance value and promote accountability." Accordingly, the Company is yet to announce the schedule for the declassification, which L&B expects will be a multi-year process or disclose the directors on the transaction committee. Moreover, *having a non-conflicted committee on a conflicted board is hardly an adequate solution."*

"Under the 5% Threshold Initiation (National Health Investors Inc)"
13D Monitor, February 21st, 2025



NHI HAS BEEN UNRESPONSIVE FOR DECADES

NHI
NATIONAL HEALTH INVESTORS
NHIBoardRx.com

JON LITT HAS BEEN AN ADVOCATE FOR BETTER GOVERNANCE AND CHANGE AT NHI FOR 25 YEARS

SALOMON SMITH BARNEY

July 24, 2000

National Health Investors (NHI)#

REAL ESTATE INVESTMENT TRUSTS

NHI: Liquidity Still A Concern -- Reducing Estimates Further

Jonathan Litt
212-816-0231
jonathan.litt@ssmb.com

CONFLICTS CAUSE US CONCERN; REITERATE NEUTRAL (3-S) RATING

In terms of NHC's relationship with NHI, we note the following issues:

- NHC spun off a significant amount of its real estate holdings through the issuance of NHI stock in the early 1990s.
- NHC and NHI share the same President, Andrew Adams.
- NHC is NHI's largest tenant, representing 25% of NHI's total investment.

It is in the best interest of NHC that NHI remains a profitable entity, and so the purchase of the debt was a calculated business decision on their part. However, conflicts of this nature make us uncomfortable, particularly in light of the fact that management sit on both sides of the table. We would encourage NHI to eliminate any structure that suggest the potential for conflicts of interest. But as long as the perception of conflicts remain, together with the uncertainty related to the issues described above, we believe the risk profile of the company is deserving of a Speculative (S) rating. We reiterate our Neutral rating on NHI stock.

Source: Salomon Smith Barney

THE COMPANY'S NOMINEES ARE THE WRONG CHOICE



NHI NATIONAL HEALTH INVESTORS
NHIBoardRx.com

ROBERT ADAMS



JIMMY JOBE



WE BELIEVE ROBERT ADAMS' AND JIMMY JOBE'S DIRECT CONNECTIONS TO EACH OTHER, OTHER DIRECTORS, AND NHC CLEARLY COMPROMISE BOTH THEIR INDEPENDENCE AND ABILITY TO FULFILL THEIR FIDUCIARY DUTIES TO NHI SHAREHOLDERS

Source: Company filings; Land & Buildings' research and views.



DO NOT VOTE FOR ROBERT ADAMS

NHI NATIONAL HEALTH INVESTORS
NHIBoardRx.com

HIGHLY CONFLICTED AND LACKS TRUE INDEPENDENCE GIVEN COMPETING ECONOMIC, PROFESSIONAL, AND SOCIAL INTERESTS

- ✗ Owns (directly and indirectly) approximately $45 million of NHC stock, more than value of NHI ownership
- ✗ Brother Andrew "Andy" Adams was Chair of NHI from 1991 to 2024, was CEO of NHC until 2004 and owns approximately $71 million of NHC stock, more than value of NHI ownership
- ✗ Now at age 78, has been at NHC for 51 years including CEO until 2016 and remains as Chairman (since 2009)
- ✗ Appointed to the NHI Board in 2020 along with Charlotte Swafford, a long time NHC employee, clearly illustrating NHI's apparent disinterest in looking outside its inner circle for Board members
- ✗ 5-year tenure on the Board masks his decades-long involvement in NHI as an executive and director at NHC and shareholder of both companies
- ✗ Robert, nor his brother Andy, have participated in any discussion with L&B during our multi-year engagement with NHI



- Member of Nominating and Corporate Governance Committee

NHI Total Stockholder Return Underperformance	Since Robert Adams (05/06/20)
vs. Senior Housing REIT Peers	-150%

Source: NHI and NHC SEC filings and other publicly available information on NHI and NHC directors, Bloomberg; Land & Buildings' research and analysis.

L&B 50



DO NOT VOTE FOR JIMMY JOBE

NHI NATIONAL HEALTH INVESTORS
NHIBoardRx.com

EMBODIES "OLD BOYS' CLUB" GIVEN LOCAL MURFREESBORO CONNECTION, NHC HISTORY, AND OTHER CONFLICTS OF INTEREST

- ✗ Served on National Healthcare Realty board, the predecessor to NHC, during which time he overlapped with Mr. Adams
- ✗ Local tax accountant that lacks relevant financial expertise for Board
- ✗ There has been no disclosure from NHI or NHC about whether the companies, directors or other individuals at these companies are clients of Mr. Jobe or Mr. Jobe's accounting firm
- ✗ Long-tenured director that has been on NHI Board for 12 years
- ✗ No other public board experience outside of NHC related entities
- ✗ Has earned millions in compensation from his NHI Board seat – a position we believe given to him due to his ties to NHC and the Adams'
- ✗ Oversaw and sanctioned egregious governance actions as Chair of Nominating and Governance Committee (2013 – 2024), including the preservation of a staggered Board and the nominations of Robert Adams and former NHC Treasurer Charlotte Swafford in 2020



- **Member of Audit Committee**
- **Chair of Compensation Committee**

NHI Total Stockholder Return Underperformance	Since Jimmy Jobe (04/29/13)
vs. Senior Housing REIT Peers	-47%

Source: NHI and NHC SEC filings and other publicly available information on NHI and NHC directors, Bloomberg; Land & Buildings' research and analysis.

INSTILLING TRUE INDEPENDENCE IN THE BOARDROOM



www.NHIBoardRx.com

WHAT HOFFMANN AND TROSO WOULD SEEK TO DO FROM DAY ONE



NHIBoardRx.com

COLLABORATE WITH THE BOARD TO HELP MAKE NHI A BEST-IN-CLASS REIT

 Modernize governance policies free from conflicts of interest

 Ensure NHC lease value is maximized

 Enhance capital allocation oversight and accelerate growth

 Broaden institutional appeal to close valuation gap



NHIBoardRx.com

L&B NOMINEES WOULD BRING MUCH-NEEDED INDEPENDENCE AND CRE EXPERTISE FREE FROM CONFLICTS TO BOARDROOM

We believe our independent and exceptionally qualified and experienced nominees, James "Jim" Hoffmann and Adam Troso, are the right individuals in our view to help maximize shareholder value and realize NHI's true potential



James "Jim" Hoffmann is a real estate investment expert with nearly 40 years of experience evaluating strategy, value and governance issues in the REIT sector. Jim has held numerous leadership positions throughout his career, including as a Partner and Senior Vice President of Wellington Management Company LLP, where he also served as Global Industry Analyst and REIT Portfolio Manager. He has been a director on multiple public and private company boards. If he is elected, Jim would bring decades of experience assessing and implementing value-maximizing strategies and enhancing corporate governance in the REIT sector.



Adam Troso is a former investment banker who has spent nearly his entire multi-decade career focused on real estate capital markets transactions, including at Greenhill & Co. Inc. and JP Morgan Securities LLC. Currently, Adam is the CEO and Founder of Next Century Self Storage, a real estate investment firm specializing in the acquisition and strategic transformation of self-storage facilities. If elected, he would bring expertise from more than 25 years in the world of real estate finance and operations – including having negotiated hundreds of transactions, leases and contracts.

Note: If elected, the L&B Nominees, subject to their fiduciary duties, will seek to work with the other members of the Board to position the Company to enhance shareholder value. However, they will constitute a minority on the Board and there can be no guarantee that they will be able to implement the actions that they believe are necessary to do so.

L&B   54



VOTE FOR JAMES "JIM" HOFFMANN

NATIONAL HEALTH INVESTORS
NHIBoardRx.com

UNIVERSALLY RESPECTED REIT INVESTOR AT TOP INVESTMENT FUNDS AND EXPERIENCED REIT BOARD DIRECTOR



WELLINGTON MANAGEMENT®





Healthpeak PROPERTIES

PEACEABLE STREET CAPITAL

- ✓ Currently serves on the Advisory Board of Peaceable Street Capital, a specialty finance platform, a position he has held since September 2020
- ✓ Former Partner and Senior Vice President of Wellington Management Company LLP, also serving as Global Industry Analyst and REIT Portfolio Manager for one of the largest REIT dedicated investment portfolios in the United States
- ✓ Extensive experience on REIT boards undergoing significant governance enhancements and strategic chances:
  - o Appointed as board director at healthcare REIT HCP, Inc., New York REIT, Inc., First Potomac Realty Trust and International Market Centers, L.P.
- ✓ Built expertise as a REIT and real estate analyst across a number of highly respected firms and agencies, including Everen Securities, LaSalle Street Capital Management LLC, the Washington State Investment Board, and Eastdil Realty

"For nearly 40 years, I have analyzed and invested in publicly traded real estate companies as well as helped maximize value as a board director at multiple REITs undergoing significant strategic and governance change. I believe I am well-positioned to help institutionalize NHI, provide truly independent oversight, and transform the company into blue-chip REIT."

Note: Logos are protected trademarks of their respective owners and Land & Buildings disclaims any association with them and any rights associated with such trademarks.

L&B 55



MR. HOFFMANN HAS DIRECT EXPERIENCE SPEARHEADING COMPLEX NEGOTIATIONS AT HEALTHCARE REITS

Healthpeak Properties board tenure (fka HCP) illustrates Mr. Hoffmann's ability to make independent, value-creating decisions with skilled nursing tenants

- As an HCP director, took bold action with troubled skilled nursing tenant HCR Manorcare
- Credit was deteriorating and Manorcare was becoming an anchor on growth and valuation, causing significant weakness in the stock
- Rather than simply deemphasize and try to grow out of Manorcare as some members of management/board preferred, a spin allowed for an immediate reset of earnings, better valuation, and superior cost of capital to accelerate accretive investments
- At inception, QCP had a board and management team that was completely independent from HCP with no overlapping members, allowing for successful outcome for both HCP and QCP shareholders, culminating in sale to WELL
- QCP sale to WELL at a substantial premium less than two years later shows success of strategy with HCP (now Healthpeak) emerging as much stronger company today

HCP | QCP | Healthpeak PROPERTIES

HCP Board of Directors Approves Spin-Off of Quality Care Properties, Inc.

Oct 13, 2016, 04:15 ET

its Board of Directors has approved, subject to certain conditions, the previously announced spin-off (the "Spin-Off") of HCP's HCR ManorCare portfolio of skilled nursing and assisted living assets, as well as certain other assets, into Quality Care Properties, Inc. ("QCP"), which will be an independent, publicly-traded REIT.



↓

QCP Enters into Definitive Agreements with ProMedica and Welltower

Apr 26, 2018, 12:01 ET

Separately, QCP entered into a definitive agreement to be acquired by Welltower Inc. (NYSE: WELL) ("Welltower") for $20.75 per share in an all-cash transaction that would close concurrently with the closing of the QCP and ProMedica transaction. The per share acquisition price represents an approximate 64.7% premium to the closing price of QCP common stock on March 1, 2018, the last day of trading prior to QCP's







Note: HCP and QCP SEC filings; Logos are protected trademarks of their respective owners and Land & Buildings disclaims any association with them and any rights associated with such trademarks.



VOTE FOR ADAM TROSO

NHI NATIONAL HEALTH INVESTORS
NHIBoardRx.com

PROVEN INDEPENDENCE AND DEALMAKING ACUMEN ADVISING REIT BOARDS ON CAPITAL MARKETS AND GOVERNANCE ISSUES



Greenhill
JPMorganChase
Next Century SELF STORAGE



- ✓ Current CEO and Founder of Next Century Self Storage, a real estate investment firm specializing in the acquisition and strategic transformation of self-storage facilities
- ✓ Served as Managing Director at J.P. Morgan in the Real Estate Investment Banking group, where he advised companies in numerous REIT sectors, including healthcare, on tens of billions of dollars of both M&A and capital markets transactions
- ✓ Led Greenhill & Co.'s Real Estate Corporate Advisory for North America as Managing Director and Head of the division.
- ✓ Built a career as a real estate banker and advisor across a number of highly respected firms, including Bear, Stearns & Co., ING, and PaineWebber Group Inc.

"In my more than 25-year career advising boards on complex capital markets transactions and best corporate governance practices, I believe I have a clear view of what makes a public real estate company thrive. I will make sure there is independence in all Company dealings and lease negotiations as well ensure all acquisitions are fully-vetted and value-creating."

NHIBoardRx.com

HIGHLY RELEVANT AND MUCH NEEDED EXPERTISE



MR. TROSO HAS DIRECT EXPERIENCE WITH MAJOR HEALTHCARE REIT NEGOTIATIONS AND RELATED PARTY TRANSACTIONS

Advised on Billions of Dollars Healthcare Real Estate Capital Markets Transactions

PHYSICIANS REALTY TRUST

WASH★REIT

Advised on Complex Real Estate Related Party Transactions

Greenbacker

W. P. CAREY

ARBOR

Advised on Board Composition for Numerous REIT IPOs







americold

workspace property trust

STAG INDUSTRIAL

Safehold

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CURING NHI: CORPORATE GOVERNANCE



NHI NATIONAL HEALTH INVESTORS
NHIBoardRx.com

HOFFMANN AND TROSO WOULD BRING TRUE INDEPENDENCE TO THE BOARDROOM

Seek to modernize governance across all areas of corporate governance to raise franchise value

- ❑ Advocate for increased Board engagement with shareholders, an accelerated transition to annual director elections, removing the Board's right to issue blank check preferred equity, and permanently opting out of MUTA (so that the Board cannot classify itself without shareholder approval)
- ❑ Seek a full review of the Company's corporate governance to align with best practices
- ❑ Champion a regular Board refreshment process focused on independence, relevant expertise, and diversity of experience (not short-term defensive maneuvers) and set high standards for transparency and excellence across all areas of governance and the Company
- ❑ Take compensation and incentives seriously, aligning Board and executive compensation with shareholders' best interests

Source: Company filings; Land & Buildings' research and views.

CURING NHI: NHC LEASE



NHIBoardRx.com

HOFFMANN AND TROSO WOULD BRING REAL ESTATE EXPERTISE FREE FROM CONFLICTS OF INTEREST

Advocate to ensure the value of the NHC lease renewal is maximized

❑ Engage in negotiations with the highest standard of objectivity and independence – free from ties or conflicts of interest related to other Board members or NHC – to make certain that NHI shareholder value is maximized

❑ Run a thorough, data-driven process with preconceived biases of what will be the optimal outcome for NHI shareholders

❑ Make certain all appropriate third property operators and potential new tenants outside of NHC are thoroughly vetted

❑ Provide no favoritism to NHC and do not assume they will be the most likely winner at the end of the process

❑ Investigate whether NHI's outside consultant, Blueprint Healthcare Real Estate Advisors, is independent and has no competing incentives or conflicts with NHI, NHC, and/or other Board members

❑ Above all, ensure negotiations are arms-length and fair and that NHI shareholder value is maximized

CURING NHI: CAPITAL ALLOCATION



NHI NATIONAL HEALTH INVESTORS
NHIBoardRx.com

HOFFMANN AND TROSO WOULD SEEK TO ACCELERATE ACQUISITION-DRIVEN VALUE CREATION

Improved governance and higher investor trust should lead to better cost of capital to accelerate growth

- ❑ Establish credibility, integrity, transparency, and accountability, ensuring key investment decisions are evaluated through the lens of long-term shareholder value and promote a culture of strong governance and ethical leadership that should build trust and give investors' more confidence NHI will be good stewards of capital

Enhanced capital allocation oversight necessary as potential $1 billion acquisition program is underway

- ❑ Establish an Investment Committee of the Board where a subset of directors with the appropriate expertise can devote the time needed to evaluate and approve major capital allocation decisions, ensuring shareholder value is enhanced
- ❑ Provide disciplined, investor-centric perspective to the Board, challenging legacy approaches and demanding higher standards of due diligence and risk management, advocating for robust, data-driven evaluation of all investments

Capitalize on exciting senior housing secular growth opportunity

- ❑ Emphasize reviewing senior housing operating (SHOP) acquisition opportunities to accelerate internal growth, as the Board's apparent unwillingness to increase this exposure we believe has contributed meaningfully to its underperformance, undervaluation, and slower growth relative to Senior Housing REIT Peers
- ❑ Advocate for proactively diversifying NHI's tenant base through targeted acquisitions of properties managed by new high-potential operators, reducing concentration risk and providing NHI with broader range of operational expertise

Source: Company filings; Land & Buildings' research and views.



CURING NHI: A BLUE-CHIP REIT

NATIONAL HEALTH INVESTORS
NHIBoardRx.com

HOFFMANN AND TROSO WOULD FOCUS ON TRANSFORMING NHI FROM AN "ORPHAN REIT" TO BEST-IN-CLASS

Broaden REIT-dedicated ownership and increase sell-side analyst coverage

- Establish the institutional credibility NHI always lacked, allowing for a renewed focus from REIT investors and analysts
- Broaden the Company's investor base to ensure NHI is no longer an afterthought, but a "must-own" healthcare REIT striving to be best-in-class
- Diversify and expand NHI's banking relationships, leading to increased attention and coverage from critical REIT sell-side analysts

Seek to close valuation gap to Senior Housing REIT Peers

- Lean into the Company's similarities to Ventas and Welltower – rather than shy away from the comparison like the current Board prefers – positioning the Company as a smaller, severely discounted and likely faster growing alternative to its larger peers
- Collaborate with the Board and management to engage with sell-side analysts, shareholders and other investors, soliciting views on what else is needed to close the gap in perception between NHI and VTR/WELL, making clear that the goal is not to just outperform low quality healthcare REITs that NHI is often grouped with, but to be a blue-chip real estate investment
- Refocus NHI investor materials on its growth potential, undervaluation, and differentiated senior housing opportunity

Source: Company filings; Land & Buildings' research and views.



BETTER GOVERNANCE CRITICAL FOR BETTER RETURNS

NHI
NATIONAL HEALTH INVESTORS
NHIBoardRx.com

NHI CAN BE A BEST-IN-CLASS REIT

Jim Hoffmann and Adam Troso's election we believe will lead to tangible shareholder benefits



- ✓ Maximize value of NHC lease renewal
- ✓ Modernize governance and raise franchise value
- ✓ Improve cost of capital for faster growth
- ✓ Enhance capital allocation oversight
- ✓ Internal growth acceleration
- ✓ Broaden institutional REIT dedicated ownership
- ✓ Increase sell-side coverage
- ✓ Close valuation gap to Senior Housing REIT Peers

Source: Land & Buildings' research and views.

FOR ADDITIONAL INFORMATION



NHIBoardRx.com



Longacre Square Partners

Dan Zacchei / Miller Winston

dzacchei@longacresquare.com

mwinston@longacresquare.com



Saratoga Proxy Consulting, LLC

John Ferguson / Mike Coronato

(888) 368-0379 or (212) 257-1311

jferguson@saratogaproxy.com

mcoronato@saratogaproxy.com

APPENDIX



www.NHIBoardRx.com



PROXY PEER DETAILS



NHI
NATIONAL HEALTH INVESTORS
NHIBoardRx.com

2023 Proxy	Trailing 5 Years	Trailing 3 Years	Trailing 1 Year	Equity Market Cap ($B)
NHI	**5%**	**51%**	**35%**	**$3.1**
LTC	-2%	24%	18%	$1.6
SBRA	13%	57%	29%	$3.9
WELL	97%	98%	66%	$96.7
VTR	37%	41%	58%	$29.2
CTRE	46%	69%	20%	$4.9
OHI	24%	64%	25%	$10.2
Average	**36%**	**59%**	**36%**	

2024 Proxy	Trailing 5 Years	Trailing 3 Years	Trailing 1 Year	Equity Market Cap ($B)
NHI	**5%**	**51%**	**35%**	**$3.1**
LTC	-2%	24%	18%	$1.6
SBRA	13%	57%	29%	$3.9
CTRE	46%	69%	20%	$4.9
Average	**19%**	**50%**	**22%**	

2025 Proxy	Trailing 5 Years	Trailing 3 Years	Trailing 1 Year	Equity Market Cap ($B)
NHI	**5%**	**51%**	**35%**	**$3.1**
HR	-19%	-19%	28%	$6.0
TRNO	22%	7%	10%	$6.7
CTRE	46%	69%	20%	$4.9
AHR	n/a	n/a	113%	$4.4
SBRA	13%	57%	29%	$3.9
EPR	-6%	31%	25%	$3.7
BNL	n/a	-13%	8%	$3.0
LXP	-7%	-34%	5%	$2.5
LTC	-2%	24%	18%	$1.6
DEA	-42%	-35%	-1%	$1.1
SILA	n/a	-7%	27%	$1.4
NTST	n/a	-27%	-16%	$1.1
GMRE	-22%	-33%	-4%	$0.6
CHCT	-49%	-46%	-22%	$0.6
Average	**-7%**	**-2%**	**17%**	

Source: Company filings and Bloomberg

RELATIVE TSR PERFORMANCE TO SENIOR HOUSING REIT PEERS



NHI
NATIONAL HEALTH INVESTORS
NHIBoardRx.com

NHI Trailing Total Shareholder Return Underperformance	5 Years	4 Years	3 Years	2 Years	1 Year
vs. Welltower (WELL)	-91%	-121%	-47%	-74%	-31%
vs. Ventas (VTR)	-32%	-22%	10%	-11%	-23%

Source: Company Filings and Bloomberg



LEGAL DISCLOSURES

NHI
NATIONAL HEALTH INVESTORS
NHIBoardRx.com

DISCLAIMER

The materials contained herein (the "Materials") represent the opinions of Land & Buildings Investment Management, LLC and the other participants named in its proxy solicitation (collectively, "Land & Buildings" or "we") and are based on publicly available information with respect to National Health Investors, Inc. (the "Company" or "NHI"). Land & Buildings recognizes that there may be confidential information in the possession of the Company that could lead it or others to disagree with Land & Buildings' conclusions. Land & Buildings reserves the right to change any of its opinions expressed herein at any time as it deems appropriate and disclaims any obligation to notify the market or any other party of any such changes. Land & Buildings disclaims any obligation to update the information or opinions contained herein. Certain financial projections and statements made herein have been derived or obtained from filings made with the Securities and Exchange Commission ("SEC") or other regulatory authorities and from other third-party reports. There is no assurance or guarantee with respect to the prices at which any securities of the Company will trade, and such securities may not trade at prices that may be implied herein. The estimates, projections and potential impact of the opportunities identified by Land & Buildings herein are based on assumptions that Land & Buildings believes to be reasonable as of the date of the Materials, but there can be no assurance or guarantee that actual results or performance of the Company will not differ, and such differences may be material. The Materials are provided merely as information and are not intended to be, nor should they be construed as, an offer to sell or a solicitation of an offer to buy any security.

Certain members of Land & Buildings currently beneficially own, and/or have an economic interest in, securities of the Company. It is possible that there will be developments in the future (including changes in price of the Company's securities) that cause one or more members of Land & Buildings from time to time to sell all or a portion of their holdings of the Company in open market transactions or otherwise (including via short sales), buy additional securities (in open market or privately negotiated transactions or otherwise), or trade in options, puts, calls or other derivative instruments relating to some or all of such securities. To the extent that Land & Buildings discloses information about its position or economic interest in the securities of the Company in the Materials, it is subject to change and Land & Buildings expressly disclaims any obligation to update such information.

The Materials contain forward-looking statements. All statements contained herein that are not clearly historical in nature or that necessarily depend on future events are forward-looking, and the words "anticipate," "believe," "expect," "potential," "opportunity," "estimate," "plan," "may," "will," "projects," "targets," "forecasts," "seeks," "could," and similar expressions are generally intended to identify forward-looking statements. The projected results and statements contained herein that are not historical facts are based on current expectations, speak only as of the date of the Materials and involve risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such projected results and statements. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond the control of Land & Buildings. Although Land & Buildings believes that the assumptions underlying the projected results or forward-looking statements are reasonable as of the date of the Materials, any of the assumptions could be inaccurate and therefore, there can be no assurance that the projected results or forward-looking statements included herein will prove to be accurate. In light of the significant uncertainties inherent in the projected results and forward-looking statements included herein, the inclusion of such information should not be regarded as a representation as to future results or that the objectives and strategic initiatives expressed or implied by such projected results and forward-looking statements will be achieved. Land & Buildings will not undertake and specifically declines any obligation to disclose the results of any revisions that may be made to any projected results or forward-looking statements herein to reflect events or circumstances after the date of such projected results or statements or to reflect the occurrence of anticipated or unanticipated events.

Unless otherwise indicated herein, Land & Buildings has not sought or obtained consent from any third party to use any statements, photos or information indicated herein as having been obtained or derived from statements made or published by third parties. Any such statements or information should not be viewed as indicating the support of such third party for the views expressed herein. No warranty is made as to the accuracy of data or information obtained or derived from filings made with the SEC by the Company or from any third-party source. All trade names, trademarks, service marks, and logos herein are the property of their respective owners who retain all proprietary rights over their use.